ISSUER FREE WRITING PROSPECTUS

Dated February 24, 2015

Filed Pursuant to Rule 433

Registration No. 333-178651

United Realty Trust Incorporated

FREE WRITING PROSPECTUS

United Realty Trust Incorporated (the “Company”) filed a registration statement on Form S-11 (including a prospectus) for the offering to which this communication relates, and the registration statement became effective on August 15, 2012. The offering will only be made by means of a prospectus. Before you invest, you should read the prospectus contained in the registration statement along with the Prospectus Supplements and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The Company’s final prospectus, dated April 30, 2014, is available on the SEC’s website at http://www.sec.gov/Archives/edgar/data/1536256/000138713114001656/urt-424b3_043014.htm.

The Company’s two Prospectus Supplements, dated October 2, 2014 and December 31, 2014 respectively, are available on the SEC’s website at

http://www.sec.gov/Archives/edgar/data/1536256/000138713114003451/urt-424b3_101414.htm, and

http://www.sec.gov/Archives/edgar/data/1536256/000138713114004182/urt-424b3_123114.htm, respectively.

The Company’s Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 6 to the Company’s Registration Statement, dated January 16, 2015, is available on the SEC’s website at https://www.sec.gov/Archives/edgar/data/1536256/000138713115000128/urt-posam_011515.htm.

The Company’s Pricing Supplement, dated February 2, 2015, is available on the SEC’s website at http://www.sec.gov/Archives/edgar/data/1536256/000138713115000296/urt-424b3_020215.htm.

Alternatively, the Company or United Realty Securities, a division of Cabot Lodge Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus and supplements thereto if you request them by calling toll-free (855) REIT-NAV (734-8628).

The Company issued the attached press release on February 23, 2015. A transcript of the conference call described in the release follows.

For immediate release: February 23, 2015

Contact:

Eleanor McManus

emcmanus@levick.com

(202) 973-5337 office

(202) 460-1451 cell

FORMER UNITED REALTY EMPLOYEE AL AKERMAN WITHDRAWS "WHISTLEBLOWER" LETTER TO S.E.C. AGAINST

JACOB FRYDMAN'S REAL ESTATE COMPANY

Blames "Apparent Misrepresentations…by a Third Party" for "False" Accusations in Letter

Frydman Says He Has Evidence That Former Business Partner Eli Verschleiser May Be Behind SEC Letter and Illegal Computer Hacking of Company

Attorney Lanny Davis Calls for State, Federal Investigation of Verschleiser for Possible Illegal Computer Hacking and Fraudulent Posting of Scurrilous Internet Sites

New York City, N.Y. - February 23, 2015 -- During a national telephonic press conference held at noon today, Jacob Frydman, Chief Executive of United Realty, a major real estate development company, and sponsor of United Realty Trust (URT), today announced that a letter sent by Al Akerman, the former Compliance Officer of an affiliate company, Cabot Lodge Securities, to the Securities and Exchange Commission complaining about Frydman, URT and affiliated companies, had been "retracted and withdrawn" last Friday, February 20. Also withdrawn "with prejudice" was a state court case filed by Akerman against Frydman and related companies.

Akerman said the "wrong" and "false" statements in the letter were based on "apparent misrepresentations" by a "third party." Frydman said he had evidence pointing to his former business associate, Eli Verschleiser, as the "third party" behind the recanted Akerman SEC letter as well as scurrilous multiple websites attacking him and his companies. Frydman also recently sued Verschleiser and others in U.S. District Court for violating the Racketeering Influenced and Corrupt Organization Act (RICO).

Frydman's attorney, Lanny J. Davis, asked various media outlets that had published headlines about the Akerman SEC letter and the law suit to "publish headlines correcting the record as conspicuous as those falsely accusing Frydman and his companies of wrongdoing based on the withdrawn Akerman law suit and recanted SEC letter.”

Frydman read quotes from a legally-taped profane and threatening phone call Verschleiser made February 13, 2015 to a senior executive of Cabot Lodge Securities. "If you don't resign from all that s**t, there's going to be about six other lawsuits that you are going to be named in," Verschleiser said. Then, more than an hour before the Akerman False Claims Letter was sent to the SEC, Verschleiser threatened: “you'll see in a letter today that's going to FINRA, the SEC, everybody. . . . . But that's just to show you what's going to happen,” referring to the Akerman Whistleblower letter. Verschleiser said: "At the end of the day, when all this goes down, SEC and all the suits go down...you're just going to have to defend yourself for the next ten years." (emphasis added)

Frydman also said that forensic investigations of the company's computer networks and other evidence suggested that Verschleiser had illegally hacked into the company's email systems. A federal judge also recently issued a Temporary Restraining Order/preliminary injunction ordering Akerman and Verschleiser not to use or distribute company proprietary and confidential information that Verschleiser and Akerman had obtained from Frydman's companies.

Frydman's attorney Davis stated that he would be seeking a federal and New York State investigation of Verschleiser not only for this possible illegal hacking, but for possibly being behind fraudulent and anonymous multiple websites that "viciously and scurrilously attack Frydman." Davis said that they had evidence suggesting that Verschleiser may have fraudulently tried to hide his role in creating those websites.

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Lanny Davis

Lanny J. Davis & Associates

February 23, 2015

11:00 AM CT

Operator: This recording is for Lanny Davis with Lanny J. Davis & Associates on Monday, February 23, 2015 at 11:00 AM Central Time. Excuse me, everyone, we now have all speakers in conference. Joining us today is Jacob Frydman, the principal person for today’s teleconference, and Lanny Davis, attorney for the company. Please be aware that each of your lines is in a listen-only mode. At the conclusion of today’s presentations, we will open the floor for questions. At that time, instructions will be given as to the procedure to follow if you would like to ask a question. I would now like to turn the conference call over to Mr. Lanny Davis to introduce Mr. Frydman. Mr. Davis, you may begin.

Lanny Davis: Yes, hello everyone. My name is Lanny, L-a-n-n-y J. Davis, D-a-v-i-s. I’m an attorney with the law firm baring my name in Washington, D.C. I’m an attorney for both companies, the United Realty Company, as well as Cabot Lodge Securities, and in that capacity, I have worked with the chief executives of both companies, and today we’ll invite of Chief Executive of United Realty, Mr. Jacob Frydman, to make his presentation. I want to say at the outset that this is a very serious matter. We are introducing new information about an individual names Eli Verschleiser, and that individual we have reason to believe is the third party that Jacob Frydman will refer to, mentioned or referenced in a latter by Mr. Al Ackerman, which remarkably, after sending a letter to the Whistle Blower Office at the Securities and Exchange Commission. One week later, Mr. Ackerman recanted his charges, called them false and withdrew his lawsuit with prejudice. So with that as my introduction, I will have something to say as an attorney after Mr. Frydman makes his statement about the rather remarkable turn of events that finally allows at least the truth to prevail regarding either false and wrong charges made by Mr. Ackerman, and then we’ll proceed to discuss Mr. Verschleiser. So, Jacob Frydman, I’m now introducing as the principal of United Realty and affiliated companies.

Jacob Frydman: Thank you very much, and thank you all for joining us today. I’m pleased to announce that a letter sent by Al Ackerman, a former employee terminated by Cabot Lodge, to the Securities and Exchange Commission, complaining about me, United Realty Trust and our affiliated companies, had been retracted and withdrawn late Friday afternoon, February 20 by Ackerman. Also withdrawn with prejudice was a state court litigation filed by Ackerman the previous week against me and my companies. Ackerman wrote that he was, and I quote, “wrong in sending that whistle blower letter to the SEC.” Ackerman admitted that “the statements made in the letter were false.” Ackerman wrote, “I hereby retract and withdraw the letter and all of my statements therein. I now believe that there was no wrongdoing or impropriety on the part of Jacob Frydman, United Realty Trust Incorporated, United Realty Advisors LP, Cabot Lodge Securities LLC or any of their respective affiliates.” Mr. Ackerman was not paid any sums in connection with his recanting this false claims letter. Ackerman said the wrong and false statements in the letter were based on, and I quote, “apparent misrepresentations to him by a third party.” Today, I’m announcing that we have evidence, which we believe points directly at my former business associate, Eli Verschleiser as the “third party” behind the recanted Ackerman SEC letter, as well as scurrilous multiple websites attacking me and my companies. I have recently sued Mr. Verschleiser and others in the U.S. District Court for violating the Federal Racketeering Influence and Corruption Organization Act commonly known as RICO, as well as the Federal Computer Fraud and Abuse Act. Verschleiser, a convicted criminal, has sought to extort money from me and my companies. Since I have refused to be extorted, he has been terrorizing me and other senior executives in our companies. Forensic investigations of our companies’ computer networks and other evidence suggest that Verschleiser has illegally hacked into our companies’ email systems and has solicited Mr. Ackerman while he was still an employee to steal and give Verschleiser confidential company documents. A Federal judge recently issued a temporary restraining order, then converted a preliminary injunction, ordering Ackerman and Verschleiser not to use or distribute company propriety and confidential information that Verschleiser and Ackerman had stolen from our companies. On February 13, Verschleiser threatened a senior executive at Cabot Lodge Securities, one of our companies. In a legally taped profane and threatening phone call, Verschleiser was recorded as saying, and I quote, “If you don’t resign from all this expletive, there’s going to be about six other lawsuits that you are going to be named in.” Then more than an hour before the Ackerman false claims letter was sent to the SEC, Verschleiser threatened “You’ll see in a letter today that’s going to (indiscernible 0:06:27), the SEC everybody, but that’s just to show you what’s going to happen.”, obviously referring to the Ackerman whistle blower letter that was sent an hour later. Verschleiser went on to demand that the senior executive resign within 30 minutes or face multiple false lawsuits. Verschleiser said in that call, “At the end of the day, when all this goes down, SEC and all the suits go down, you’re just going to have to defend yourself for the next ten years. If you’re going to stick on Jacob Frydman’s side, you’re going to be named in a bunch of independent lawsuits by a bunch of different people, and those people are going to sue you, and they will continuously sue you until they win.” We will make the entire transcript of that phone call available to you this afternoon. Based on evidence that we have obtained from forensic experts which we have hired, we now believe that Verschleiser is the ringleader behind an international network of computer hackers, who have illegally accessed our computers and who have created multiple fraudulent and anonymous websites that viciously and scurrilously attacked me and my companies. I have asked my attorney, Lanny Davis, to bring these matters to the authorities and seek a Federal and New York State investigation of Verschleiser. Thank you.

Lanny Davis: This is Lanny Davis. I will only repeat that I will do as I’ve been asked to as an attorney. There does appear to be prima facie evidence that Mr. Verschleiser, as a result of emails that were exchanged with Mr. Ackerman and other forensic evidence, has been behind the hacking into the computers of these affiliated companies, Cabot Lodge, United Realty, etc. I say appears, because we’re going to be asking state and Federal prosecutors to look into the forensic evidence that we have. We’re making no accusations on this phone call of guilt. We are simply saying that there’s prima facie evidence, and that we will ask the state and Federal prosecutors to look into this matter. There is not question that Mr. Verschleiser handed out, or was responsible for handing out, at Caesar’s Palace at a conference call by United Realty, scurrilous and defamatory fliers. He took credit for that in a conversation that was sworn to in a affidavit by the Chief Executive of Cabot Lodge. He also claimed “credit” for an effort to damage and destroy the company and Mr. Frydman, which was sworn to in the conversation that he had at a Christmas party, sworn to by the Chief Executive of Cabot Lodge. So we therefore see that as additional evidence of the scheme that is set forth in the RICO filing that I would also be sending to all of you this afternoon as one of the many documents that will be available for review. So with that, I am now inviting anybody from any news organization – that’s what the call is about. If you have any questions, we’ve already sent out this information, including the press release about this press conference, so there may not be any questions. But if there are any follow-up questions from any member of the news media, we will take only those questions from the news media.

Operator: Thank you. At this time, we will open the floor for questions. If you would like to ask a question, please press the star key, followed by the one key, on your touchtone phone now. Questions will be taken in the order in which they are received. If at any time you would like to remove yourself from the questioning queue, you may press star two. Please limit your questions to one at a time. Again, ladies and gentlemen, if you would like to ask a question, please press star one now. We are currently holding for questions. Again, ladies and gentlemen, if you would like to ask a question, please press star one now.

Lanny Davis: Okay, I believe that reporters that are on the call that we know of, we have committed to talking to after this call, so I invite those of you that we’ve made that commitment to, to call Eleanor McManus, and you have her telephone number, and I want to end this call by mentioning that we will be sending out with the press release six attachments, excerpts from the court’s public transcript, in which the Federal District Court in New York issued a temporary restraining order against anyone publishing or using confidential and proprietary information obtained through unauthorized access to the companies’ computers. Secondly, a copy of Mr. Ackerman’s letter recanting his false and wrong charges – those are the words he used. Number three is Notice of Withdrawal or Discontinuance of his state lawsuit with prejudice, meaning he acknowledged the allegations in that lawsuit are no longer viable, and withdrawn with prejudice means that they can no longer be refilled. Fourthly, we will be sending excerpts from the sworn declaration of a chief executive at Cabot Lodge Securities regarding a conversation at a Christmas party with Mr. Verschleiser, who repeated some of his threats and other comments are the basis for some of the allegations that we have made here. Fifth will be a copy of the substantial RICO complaint filed by Mr. Frydman, and sixthly will be the entire phone transcript between this chief executive at Cabot Lodge Securities, and the call is made by Mr. Verschleiser on last Friday afternoon, and was lawfully taped by Cabot Lodge Securities. If there are no more questions or other questions from any of the media on the phone, I’d like thank all of you for calling in, again, we will be following up this telephone call with a number of actions challenging the legality and propriety of the scurrilous campaign, including the possibility of using anonymously posted websites that we think that there’s at least some evidence to believe that Mr. Verschleiser is behind, and we believe that will be forthcoming as we explore and investigate more direct evidence of his activity, and being in favor of transparency, we will expect and trust that the Federal and state authorities will at least be open to our request for a full investigation of Mr. Verschleiser’s behavior. Thank you all very much for calling in to this conference call. Thank you.

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